FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding 2016 third quarterly report of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on October 25, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

THIRD QUARTERLY REPORT OF 2016

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Cao Peixi (Chairman), Huang Lixin (person in charge of accounting function) and Li Yinghui (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2	MAJOR FINANCIAL INFORMATION AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Major financial information (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	299,723,834,000	299,729,722,622	(0.002)
Shareholders’ equity attributable to shareholders of the Company	82,776,358,171	79,408,970,292	4.24

	From the beginning of the year to the end of current reporting period (January to September)	From the beginning of the preceding year to the end of the equivalent period (January to September)	Variance from equivalent period of last year
			(%)

Net cash flows generated from operating activities	27,399,318,462	35,552,547,885	(22.93)

	From the beginning of the year to the end of current reporting period (January to September)	From the beginning of the preceding year to the end of the equivalent period (January to September)	Variance from equivalent period of last year
			(%)

Operating Revenue	83,220,630,924	97,249,318,901	(14.43)
Net profit attributable to shareholders of the Company	9,388,699,756	13,234,752,709	(29.06)
Net profit after deducting non-recurring items attributable to shareholders of the Company	9,286,317,318	12,817,950,431	(27.55)
Return on net assets (weighted average) (%)	11.42	18.40	Decrease by 6.98 percentage points
Basic earnings per share (RMB per share)	0.62	0.92	(32.61)
Diluted earnings per share (RMB per share)	0.62	0.92	(32.61)

Non-recurring items and amounts:

☑ Applicable   ☐ Not applicable

(Amounts: In RMB Yuan)

Items	Total amount of Current reporting period (July to September)	Total amount from the beginning of the year to the end of current reporting period (January to September)	Notes

Losses from disposal of non-current assets	(158,425,237)	(200,796,816)
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	110,821,770	287,243,477
Losses from the changes in fair value from held- for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment (loss)/income from disposal of held- for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	(515,151)	10,889,884
Reversal of provision for doubtful accounts receivable individually tested for impairments	1,207,752	1,622,368
Other non-operating income and expenses excluding the above items	(4,971,855)	19,782,747	Other non-operating income and expenses excluding the above items mainly include donations, fines etc. of the Company and its subsidiaries for the nine months ended 30 September 2016.
Other non-recurring items	(7,403,224)	(17,266,116)	Other non-recurring items mainly include interest income on designed loan to a joint venture, entrusted management fee and trusteeship management income.

Sub-total	(59,285,945)	101,475,544
Tax impact of non-recurring items	20,500,873	(8,630,833)
Impact of non-controlling interests, net of tax	5,980,223	9,537,727

Total	(32,804,849)	102,382,438

2.2
Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	97,887
Top ten holders of shares
Name (in full) of shareholders	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
				Status of shares	Number
Huaneng International Power Development Corporation	5,066,662,118	33.33	0	Nil	–	State-owned entity
HKSCC Nominees Limited	3,932,435,940	25.87	0	Nil	–	Foreign entity
China Huaneng Group	1,555,124,549	10.23	0	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	603,000,000	3.97	0	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.11	0	Nil	–	Foreign entity
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.74	0	Nil	–	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.56	0	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	365,818,238	2.41	0	Nil	–	State-owned entity
China Securities Finance Corporation Limited	344,866,162	2.27	0	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	301,500,000	1.98	0	Charges	150,750,000	State-owned entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	3,932,435,940	Overseas listed foreign invested shares	3,932,435,940
China Huaneng Group	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	603,000,000	RMB denominated ordinary shares	603,000,000
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares	416,500,000
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	RMB denominated ordinary shares	388,619,936
Fujian Investment Development Group Limited Liability Company	365,818,238	RMB denominated ordinary shares	365,818,238
China Securities Finance Corporation Limited	344,866,162	RMB denominated ordinary shares	344,866,162
Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares	301,500,000
Details relating to the related relationship of the above shareholders or the parties acting in concert
Among the above shareholders, China Huaneng Group, Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

2.3
Total number of holders of preference shares, ten largest holders of preference shares and shareholding of top ten holders of preference shares whose shares are not subject to selling restriction as at the end of the reporting period

☐ Applicable   ☑ Not applicable

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable   ☐ Not applicable

Comparing the consolidated balance sheet of 30 September 2016 and 31 December 2015, the consolidated income statement for the nine months ended 30 September 2016 and 2015 and the consolidated cash flow statement for the nine months ended 30 September 2016 and 2015, the items with material changes are as below:

Consolidated balance sheet items

(1)	Dividends receivable as at the end of the period decreased by 90.16% compared with the beginning of the period, mainly due to the dividends paid by the joint venture of the Company.

(2)
Other current assets as at the end of the period increased by 109.96% compared with the beginning of the period, mainly due to the increase of advance payment of income tax of a subsidiary of the Company.

(3)
Construction materials as at the end of the period increased by 41.27% compared with the beginning of the period, mainly due to the increased expenditure on equipment by the Company and its subsidiaries.

(4)
Derivative financial liabilities (current portion) as at the end of the period decreased by 67.59% compared with the beginning of the period, mainly due to the increase in the fair value of the hedging instruments of fuel swaps contracts held by the Company’s subsidiary, SinoSing Power Pte. Ltd.

(5)
Advances from customers as at the end of the period decreased by 47.34% compared with the beginning of the period, mainly due to the decrease in amounts received in advance for heat sales by the Company and its subsidiaries.

(6)
Salary and welfare payables as at the end of the period increased by 44.02% compared with the beginning of the period, mainly due to rise in provision of staff and workers’ bonus and welfare fund according to the board resolution of a subsidiary of the Company.

(7)	Dividends payable as at the end of the period increased by 175.05% compared with the beginning of the period, mainly due to the dividends declared by partially owned subsidiaries of the Company.

(8)
Current portion of non-current liabilities as at the end of the period decreased by 46.19% compared with the beginning of the period, mainly due to the decline in amount of the current portion of the long-term loans and bonds of the Company and its subsidiaries.

(9)	Bonds payable as at the end of the period increased by 37.48% compared with the beginning of the period, mainly due to the issuance of the corporate bond by the Company.

(10)
Other comprehensive income as at the end of the period increased by 849.08% compared with the beginning of the period, mainly due to the changes in currency translation differences and rise in fair value of the hedging instruments of fuel swaps contracts held by the Company’s subsidiary, SinoSing Power Pte. Ltd..

Consolidated income statement items

(1)	Non-operating income decreased by 50.22% compared with the same period of last year, mainly due to the less amount of government grants received.

(2)
Net profit attributable to shareholders of the Company decreased by 29.06% compared with the same period of last year, mainly due to the reduction of on- grid tariff for coal-fired power decided by NDRC, decline in power generation and increase in unplanned power transaction compared with the same period of last year.

Consolidated cash flows statement items

(1)
Net cash flows generated from investing activities (net cash outflow) decreased by 58.38% compared with the same period of last year, mainly due to the cash outflow of the Company for acquisition of its subsidiaries last year.

(2)
Net cash flows generated from financing activities (net cash outflow) increased by 43.43% compared with the same period of last year, mainly due to the increase of cash repayments of borrowings among the Company and its subsidiaries.

3.2	Analysis and description of significant events and their impacts and solutions

☐ Applicable   ☑ Not applicable

3.3	Status of performance of undertakings given by the Company and shareholders holding 5% or more of shareholding

☑ Applicable   ☐ Not applicable

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed
Undertaking relevant to the initial public issuance	To resolve business competition	Huaneng International Power Development Corporation
In disposing of power plant(s) by HIPDC, the Company has a right of first refusal in whether to acquire such power plant(s). In developing coal-fired power plants having capacity of more than 300 MW, the Company will be the only developer under the terms and conditions of the relevant restructuring agreement. With respect to power plants having capacity that fall below 300 MW or other power plants, unless the Company indicates in writing that it has no intention to develop, otherwise the development right should belong to the Company. HIPDC at the same time indicates that with regard to the power development business it engages within China, it will not compete with the Company’s business.
				This undertaking shall be subsisting and being performed	No	Yes
	To resolve business competition	China Huaneng Group	The Company has a right of first refusal in the power assets, equity interest and power development projects to be transferred by Huaneng Group	This undertaking shall be subsisting and is being performed	No	Yes

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed
Other undertaking	To resolve business competition	China Huaneng Group
In order to support the business of Huaneng Power International, Huaneng Group provided non-compete undertakings to Huaneng Power International at times of its initial public offerings within the PRC and overseas. With respect to the non- public placement of shares in 2010 by Huaneng Power International, Huaneng Group provided an Undertaking on Relevant Matters for Further Avoidance of Business Competition by Huaneng Group with Huaneng Power International, Inc. on 17 September 2010 (“Non-Compete Undertakings). To further define the implementation terms and in conjunction with the requirements under Guidance Note No.4 relating to Supervision of Listed Companies – undertakings and implementation of the listed companies’ de facto controllers, shareholders, related parties, acquirer and listed companies and the actual circumstances. On 28 June 2014, Huaneng Group refined and regulated the aforesaid Non- Compete Undertakings in terms set out below:
				Term of undertaking: 28 June 2014 to 31 December 2016	Yes	–

1. it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group;

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

2. with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that it will improve the profitability of such assets and inject those assets which meet the conditions for listed company (the title(s) of assets or shareholding interest(s) is/are clearly defined, such assets will not lower the earnings per share of Huaneng Power International after injection, with no material breaches or violation of laws and regulations, preservation of the value of state-owned asset(s), renunciation of the pre-emptive rights of existing shareholders) into Huaneng Power International by end of 2016. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province.

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

3. with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it will inject such assets which meet the conditions for listed company (the title(s) of assets or shareholding interest(s) is/are clearly defined, such assets will not lower the earnings per share of Huaneng Power International after injection, with no material breaches or violation of laws and regulations, preservation of the value of state-owned asset(s), renunciation of the pre-emptive rights of existing shareholders) into Huaneng Power International by end of 2016 in order to support the sustainable, stable development of Huaneng Power International.

4. Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

3.4
Warnings on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material changes from the corresponding period last year and the reasons therefor

☐ Applicable   ☑ Not applicable

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director
 Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
25 October 2016

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 30 SEPTEMBER, 2016

Amounts: In RMB Yuan

	30 September 2016	31 December 2015	30 September 2016	31 December 2015
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Cash	7,650,272,841	7,537,812,634	969,383,999	2,273,464,226
Derivative financial assets	113,286,489	139,467,987	–	–
Notes receivable	2,315,030,610	1,977,789,715	441,260,232	380,297,171
Accounts receivable	12,195,114,608	14,399,611,218	4,261,771,970	4,859,990,862
Advances to suppliers	683,584,375	573,970,075	125,375,717	85,474,780
Interest receivable	97,890	175,160	30,997,952	213,920,590
Dividends receivable	30,000,000	305,000,000	2,651,936,268	1,058,459,538
Other receivables	1,405,144,610	1,307,297,052	2,250,388,444	1,747,432,091
Inventories	5,708,341,112	5,422,732,047	2,060,366,625	1,637,837,109
Current portion of non-current assets	135,531,144	118,026,701	28,350	–
Other current assets	219,848,635	104,708,098	8,848,415,533	15,063,382,335

Total current assets	30,456,252,314	31,886,590,687	21,639,925,090	27,320,258,702

NON-CURRENT ASSETS
Available-for-sale financial assets	5,060,897,365	5,127,862,900	5,048,646,565	5,115,612,100
Derivative financial assets	35,603,683	45,044,194	–	–
Long-term receivables	576,500,569	618,279,275	–	–
Long-term equity investment	20,220,466,088	19,516,628,707	67,789,128,803	65,845,969,123
Fixed assets	191,288,464,788	195,479,962,401	55,755,732,475	58,139,351,838
Fixed assets pending for disposal	115,281,702	103,310,923	5,392,527	311,632
Construction-in-progress	23,169,493,787	20,202,551,214	1,266,112,171	1,323,553,751
Construction materials	4,112,383,305	2,911,105,346	96,115,770	89,989,144
Intangible assets	12,033,915,252	11,679,861,086	1,602,310,151	1,662,275,980
Goodwill	10,583,139,764	9,930,141,838	–	–
Long-term deferred expenses	164,519,647	148,122,857	16,764,474	10,971,200
Deferred income tax assets	1,243,293,337	1,305,547,887	–	–
Other non-current assets	663,622,399	774,713,307	15,538,170,000	14,226,220,000

Total non-current assets	269,267,581,686	267,843,131,935	147,118,372,936	146,414,254,768

TOTAL ASSETS	299,723,834,000	299,729,722,622	168,758,298,026	173,734,513,470

	30 September 2016	31 December 2015	30 September 2016	31 December 2015
LIABILITIES AND SHAREHOLDERS’ EQUITY	Consolidated	Consolidated	The Company	The Company

CURRENT LIABILITIES
Short-term loans	50,138,149,500	49,883,489,272	31,649,000,000	34,890,000,000
Derivative financial liabilities	283,530,736	874,851,968	–	–
Notes payable	955,166,331	953,319,304	–	–
Accounts payable	8,176,194,048	8,449,768,683	3,040,590,877	3,221,110,024
Advances from customers	236,622,856	449,374,818	42,060,356	156,441,992
Salary and welfare payables	451,191,960	313,284,207	113,442,798	89,226,025
Taxes payable	(1,577,281,178)	(1,226,234,304)	225,534,647	335,966,821
Interest payables	782,502,368	874,333,435	661,080,179	579,116,412
Dividends payable	2,169,875,007	788,895,018	–	–
Other payables	13,952,100,468	15,078,582,838	2,356,845,585	2,749,388,438
Current portion of non-current liabilities	13,115,337,384	24,371,172,670	6,706,848,403	15,435,571,373
Provision	11,710,328	15,000,516	8,748,059	14,500,326
Other current liabilities	23,664,670,919	19,689,579,263	23,496,326,473	19,597,238,688

Total current liabilities	112,359,770,727	120,515,417,688	68,300,477,377	77,068,560,099

NON-CURRENT LIABILITIES
Long-term loans	67,623,923,352	66,028,023,341	7,266,934,906	10,254,177,412
Derivative financial liabilities	301,848,175	430,089,029	69,544,673	80,456,775
Bonds payable	15,481,988,814	11,261,322,093	15,481,988,814	11,261,322,093
Long-term payables	953,075,645	1,359,610,099	–	–
Long-term Employee benefits payable	95,939,814	97,024,959	168,134	245,763
Specific accounts payable	46,452,895	48,233,541	31,581,554	30,349,448
Deferred income tax liabilities	1,585,170,301	1,417,972,209	81,365,832	82,709,171
Deferred income	2,588,553,639	2,632,172,641	1,889,986,975	1,932,378,381

Total non-current liabilities	88,676,952,635	83,274,447,912	24,821,570,888	23,641,639,043

TOTAL LIABILITIES	201,036,723,362	203,789,865,600	93,122,048,265	100,710,199,142

LIABILITIES AND SHAREHOLDERS’ EQUITY	30 September 2016	31 December 2015	30 September 2016	31 December 2015
(CONTINUED)	Consolidated	Consolidated	The Company	The Company

SHAREHOLDERS’ EQUITY
Share capital	15,200,383,440	15,200,383,440	15,200,383,440	15,200,383,440
Capital surplus	18,250,777,217	18,250,777,217	17,017,744,278	17,017,744,278
Other comprehensive income	1,286,588,198	135,560,726	2,199,723,357	2,442,247,279
Special reserves	45,444,256	29,499,876	36,286,149	21,835,284
Surplus reserves	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738
Undistributed profits	39,806,890,322	37,606,474,295	32,995,837,799	30,155,829,309

Shareholders’ equity attributable to shareholders of the Company	82,776,358,171	79,408,970,292	75,636,249,761	73,024,314,328

Non-controlling interests	15,910,752,467	16,530,886,730	—	—

Total shareholders’ equity	98,687,110,638	95,939,857,022	75,636,249,761	73,024,314,328

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	299,723,834,000	299,729,722,622	168,758,298,026	173,734,513,470

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THIRD QUARTER ENDED 30 SEPTEMBER, 2016

Amounts: In RMB Yuan, Except Per Share Data

		For the quarter ended 30 September,	For the quarter ended 30 September,	For the quarter ended 30 September,	For the quarter ended 30 September,
		2016	2015	2016	2015
		Consolidated	Consolidated	The Company	The Company

Operating revenue		30,296,259,772	31,943,846,855	11,437,258,232	11,764,779,801
Less:	Operating cost	23,010,201,776	22,336,754,209	8,315,230,174	7,690,932,260
	Tax and levies on operations	212,280,273	281,127,247	91,164,026	142,412,350
	Selling expenses	4,121,431	1,103,529	1,488,743	–
	General and administrative expenses	832,308,444	962,578,869	451,096,694	538,499,923
	Financial expenses	1,712,500,753	2,116,559,096	947,854,437	1,323,382,344
	Asset impairment loss	(322,432)	(9,138)	–	–
Add:	Gain on fair value changes of financial assets/liabilities	81,157	14,657,817	–	–
	Investment income	438,730,173	403,928,184	3,677,717,291	2,697,798,263
	Including: Investment income from associates and joint ventures	438,487,487	426,687,368	340,361,341	278,654,167

Operating profit		4,963,980,857	6,664,319,044	5,308,141,449	4,767,351,187
Add:	Non-operating income	145,098,826	128,965,646	106,087,135	77,386,485
	Including: gain on disposals of non-current assets	3,027,418	20,232,259	2,440,229	3,267,542
Less:	Non-operating expenses	197,674,148	56,629,722	147,129,133	12,862,400
	Including: loss on disposals of non-current assets	161,452,655	27,581,524	134,785,225	838,395

Profit before tax		4,911,405,535	6,736,654,968	5,267,099,451	4,831,875,272
Less:	Income tax expense	1,157,629,523	1,615,166,151	465,734,324	624,332,820

Net profit		3,753,776,012	5,121,488,817	4,801,365,127	4,207,542,452

Attributable to:
	Shareholders of the Company	3,096,386,557	4,176,176,808	4,801,365,127	4,207,542,452
	Non-controlling interests	657,389,455	945,312,009	—	—

	For the quarter ended 30 September,	For the quarter ended 30 September,	For the quarter ended 30 September,	For the quarter ended 30 September,
	2016	2015	2016	2015
	Consolidated	Consolidated	The Company	The Company

Earnings per share (based on the net profit attributable to shareholders of the Company) (expressed in RMB per share)
– Basic earnings per share	0.21	0.29	—	—
– Diluted earnings per share	0.21	0.29	—	—

Other comprehensive income, net of tax	151,728,922	375,157,895	119,530,257	836,924,490
Items that may be reclassified subsequently to profit or loss attributable to shareholders of the Company	151,812,786	375,371,884	119,530,257	836,924,490

Including:
Fair value changes of available-for-sale financial asset	156,467,548	(73,404,529)	156,467,548	(73,404,529)
Share of other comprehensive income of investees accounted for under the equity method	(51,639,117)	919,122,527	(51,639,117)	919,122,527
Effective portion of cash flow hedges	138,752,595	(217,968,013)	14,701,826	(8,793,508)
Translation differences of the financial statements of foreign operations	(91,768,240)	(252,378,101)	–	–
Other comprehensive loss attributable to non-controlling interests, net of tax	(83,864)	(213,989)	—	—

Total comprehensive income	3,905,504,934	5,496,646,712	4,920,895,384	5,044,466,942

Attributable to:
Shareholders of the Company	3,248,199,343	4,551,548,692	4,920,895,384	5,044,466,942
Non-controlling interests	657,305,591	945,098,020	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2016

Amounts: In RMB Yuan, Except Per Share Data

		For the nine months ended 30 September,	For the nine months ended 30 September,	For the nine months ended 30 September,	For the nine months ended 30 September,
		2016	2015	2016	2015
		Consolidated	Consolidated	The Company	The Company

Operating revenue		83,220,630,924	97,249,318,901	30,903,238,194	37,507,880,302
Less:	Operating cost	60,844,051,526	67,746,083,025	21,414,181,858	24,735,983,355
	Tax and levies on operations	669,559,625	891,648,250	280,390,479	429,622,990
	Selling expenses	9,525,550	3,053,737	3,050,414	–
	General and administrative expenses	2,510,260,696	2,746,545,213	1,398,435,358	1,535,007,965
	Financial expenses	5,116,134,547	5,962,978,320	2,807,987,740	3,621,920,822
	Asset impairment loss	147,202,595	177,171,263	(1,113)	178,127,559
Add:	Loss on fair value changes of financial assets/liabilities	(17,746,795)	(25,916,437)	–	–
	Investment income	1,130,034,666	1,313,341,855	6,441,606,645	6,975,395,561
	Including: Investment income from associates and joint ventures	995,724,874	1,178,916,562	712,307,396	788,497,149

Operating profit		15,036,184,256	21,009,264,511	11,440,800,103	13,982,613,172
Add:	Non-operating income	369,262,621	741,731,551	208,968,259	626,286,683
	Including: gain on disposals of non-current assets	5,450,095	31,122,571	2,983,961	7,991,759
Less:	Non-operating expenses	263,033,212	220,262,324	154,844,996	109,808,013
	Including: loss on disposals of non-current assets	206,246,911	106,826,879	142,263,251	51,557,173

Profit before tax		15,142,413,665	21,530,733,738	11,494,923,366	14,499,091,842
Less:	Income tax expense	3,633,568,416	5,226,957,629	1,510,074,659	2,254,246,407

Net profit		11,508,845,249	16,303,776,109	9,984,848,707	12,244,845,435

Attributable to:
	Shareholders of the Company	9,388,699,756	13,234,752,709	9,984,848,707	12,244,845,435
	Non-controlling interests	2,120,145,493	3,069,023,400	—	—

	For the nine months ended 30 September,	For the nine months ended 30 September,	For the nine months ended 30 September,	For the nine months ended 30 September,
	2016	2015	2016	2015
	Consolidated	Consolidated	The Company	The Company

Earnings per share (based on the net profit attributable to shareholders of the Company)
(expressed in RMB per share)
– Basic earnings per share	0.62	0.92	—	—
– Diluted earnings per share	0.62	0.92	—	—

Other comprehensive income/(loss), net of tax	1,151,730,054	1,515,548,702	(242,523,922)	1,686,085,928
Items that may be reclassified subsequently to profit or loss attributable to shareholders of the Company	1,151,027,472	1,515,930,655	(242,523,922)	1,686,085,928
Including:
Fair value changes of available-for-sale financial asset	(50,224,151)	710,864,910	(50,224,151)	710,864,910
Share of other comprehensive income of investees accounted for under the equity method	(200,483,848)	978,141,452	(200,483,848)	978,141,452
Effective portion of cash flow hedges	627,784,440	287,261,352	8,184,077	(2,920,434)
Translation differences of the financial statements of foreign operations	773,951,031	(460,337,059)	—	—
Other comprehensive income/(loss) attributable to non-controlling interests, net of tax	702,582	(381,953)	—	—

Total comprehensive income	12,660,575,303	17,819,324,811	9,742,324,785	13,930,931,363
Attributable to:
Shareholders of the Company	10,539,727,228	14,750,683,364	9,742,324,785	13,930,931,363
Non-controlling interests	2,120,848,075	3,068,641,447	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2016

Amounts: In RMB Yuan

	For the nine months ended 30 September,	For the nine months ended 30 September,	For the nine months ended 30 September,	For the nine months ended 30 September,
	2016	2015	2016	2015
Items	Consolidated	Consolidated	The Company	The Company

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	95,293,166,166	112,387,332,085	36,140,700,157	45,384,077,746
Cash received from return of taxes and fees	29,998,416	52,621,948	—	2,999,352
Other cash received relating to operating activities	376,400,800	1,136,987,784	187,432,120	597,553,183
Sub-total of cash inflows of operating activities	95,699,565,382	113,576,941,817	36,328,132,277	45,984,630,281
Cash paid for goods and services received	50,800,338,537	58,417,009,532	19,843,316,698	25,674,615,458
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	5,276,612,831	5,039,358,225	2,336,286,662	2,224,375,942
Payments of taxes	11,439,831,830	13,543,688,663	4,591,311,636	5,834,840,123
Other cash paid relating to operating activities	783,463,722	1,024,337,512	422,575,851	787,266,362
Sub-total of cash outflows of operating activities	68,300,246,920	78,024,393,932	27,193,490,847	34,521,097,885
Net cash flows generated from operating activities	27,399,318,462	35,552,547,885	9,134,641,430	11,463,532,396
Cash flows generated from investing activities
Cash received from withdrawal of investment	—	—	4,938,921,650	–
Cash received on investment income	727,041,746	359,024,937	4,665,093,491	4,763,749,825
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	114,118,853	44,621,861	29,315,034	17,028,899
Cash received for acquisition of subsidiaries and other operating units	166,066,370	—	—	—
Other cash received relating to investing activities	58,413,299	51,126,722	—	—
Sub-total of cash inflows of investing activities	1,065,640,268	454,773,520	9,633,330,175	4,780,778,724
Cash paid for acquiring fixed assets, intangible assets and other long-term assets	12,416,283,911	17,935,745,763	1,222,352,573	2,502,516,884
Cash paid for investments	239,153,600	688,050,000	1,763,233,600	13,966,483,225
Net cash paid for acquiring subsidiaries and other operating units	2,332,825	9,670,930,957	—	—
Other cash paid relating to investing activities	2,768,466	15,728,548	—	—
Sub-total of cash outflows of investing activities	12,660,538,802	28,310,455,268	2,985,586,173	16,469,000,109
Net cash flows (used in)/generated from investing activities	(11,594,898,534)	(27,855,681,748)	6,647,744,002	(11,688,221,385)

	For the nine months ended 30 September,	For the nine months ended 30 September,	For the nine months ended 30 September,	For the nine months ended 30 September,
	2016	2015	2016	2015
Items	Consolidated	Consolidated	The Company	The Company

Cash flows generated from financing activities
Cash received from investments	55,900,000	375,114,997	—	—
Including: cash received from non-controlling interests of subsidiaries	55,900,000	375,114,997	—	—
Cash received from borrowings	70,250,861,480	57,382,653,892	41,320,000,000	36,292,814,229
Cash received from issuance of bonds and short-term bonds	27,188,000,000	18,965,000,000	27,188,000,000	18,965,000,000
Other cash received relating to financing activities	162,274,851	247,422,012	103,170,724	79,203,327

Sub-total of cash inflows of financing activities	97,657,036,331	76,970,190,901	68,611,170,724	55,337,017,556

Repayments of borrowings	99,778,144,079	73,745,637,807	75,376,341,842	52,065,348,383
Payments for dividends, profit or interest expense	13,178,616,498	13,723,508,441	10,232,921,896	8,974,987,653
Including: dividends paid to non-controlling interests of subsidiaries	1,353,304,082	1,554,781,726	—	—
Other cash paid relating to financing activities	411,773,515	455,519,587	24,222,600	39,000,000

Sub-total of cash outflows of financing activities	113,368,534,092	87,924,665,835	85,633,486,338	61,079,336,036

Net cash flows used in financing activities	(15,711,497,761)	(10,954,474,934)	(17,022,315,614)	(5,742,318,480)

Effect of exchange rate fluctuations on cash held	25,207,549	(30,596,857)	(62,015,221)	40,304,309

Net increase/(decrease) in cash	118,129,716	(3,288,205,654)	(1,301,945,403)	(5,926,703,160)
Add: cash at beginning of period	7,478,249,522	13,021,415,678	2,260,430,516	8,360,552,207

Cash at end of period	7,596,379,238	9,733,210,024	958,485,113	2,433,849,047

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     October 26, 2016